SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                            America West Airlines, Inc.
                              -------------------
                                (Name of Issuer)

                          Class A Common Stock, $.01 par value
                          Class B Common Stock, $.01 par value
                          Warrants to Purchase Class B Common
               Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  023650 302
                                  023650 203
                                  023650 112
                                --------------
                                (CUSIP Numbers)


                             Victor I. Lewkow, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 August 25, 1994
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[X].

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) | x|

(b) |  |
_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |__|

_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK     642,078
              CLASS B COMMON STOCK   5,739,480
              WARRANTS               1,583,688
 NUMBER OF   ____________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  14,501,967
              WARRANTS               4,897,538
   ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     642,078
              CLASS B COMMON STOCK   5,739,480
              WARRANTS               1,583,688
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  14,501,967
              WARRANTS               4,897,538

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  14,501,967
              WARRANTS               4,897,538
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK   100.0%
              CLASS B COMMON STOCK    29.7%
              WARRANTS                47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Parallel I, L.P.
     75-2544886
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|

  (b) |  |
_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|

_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      64,699
              CLASS B COMMON STOCK     578,338
              WARRANTS                 159,580
 NUMBER OF   _____________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  14,501,967
              WARRANTS               4,897,538
   ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     64,699
              CLASS B COMMON STOCK    578,338
              WARRANTS                159,580
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  14,501,967
              WARRANTS               4,897,538

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  14,501,967
              WARRANTS               4,897,538
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK      29.7%
              WARRANTS                  47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Air Partners II, L.P.
     75-2553295
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) | x|

 (b) |  |

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|

_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      67,718
              CLASS B COMMON STOCK     605,330
              WARRANTS                 167,028
 NUMBER OF ______________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  14,501,967
              WARRANTS               4,897,538
   ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     67,718
              CLASS B COMMON STOCK    605,330
              WARRANTS                167,028
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  14,501,967
              WARRANTS               4,897,538

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK    1,200,000
              CLASS B COMMON STOCK   14,501,967
              WARRANTS                4,897,538
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK      29.7%
              WARRANTS                  47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

Item 1.  Security and Issuer.

     The securities to which this statement relates are the Class A Common Stock, $ 0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. Pursuant to a Plan of Reorganization (the "Plan") which was confirmed by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") on August 10, 1994 and which became effective on August 25, 1994 (the "Effective Date"), the Company has emerged from bankruptcy and is no longer operating as a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code.

Item 2.  Identity and Background.

     This Schedule 13D is filed by TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners II"). TPG, TPG Parallel and Air Partners II are referred to collectively herein as the "Filing Parties". TPG, TPG Parallel and Air Partners II are making this single, joint filing because they are controlled by the same controlling persons.

     TPG is a Delaware limited partnership, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. TPG is a limited partnership, formed in December, 1993 to invest in securities of entities to be selected by its general partner.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) the General Partner of TPG, (ii) the General Partner of the General Partner of TPG, and (iii) each person controlling such General Partner.

     The General Partner of TPG is TPG GenPar, L.P. ("TPG GenPar"), a Delaware limited partnership, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The principal business of TPG GenPar is to serve as the General Partner of TPG and certain related entities, including TPG Parallel and Air Partners II.

     The General Partner of TPG GenPar is TPG Advisors, Inc. ("TPG Advisors"), a Delaware corporation, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The principal business of TPG Advisors is to serve as the General Partner of TPG GenPar.

     The executive officers and directors of TPG Advisors are: David Bonderman (director and President), James Coulter (director and Vice President), William Price (director and Vice President), Richard Schifter (Vice President) and James O'Brien (Vice President, Treasurer and Secretary), each of whom is a natural person. No other persons control TPG, TPG GenPar, or TPG Advisors.

     David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman is a citizen of the United States.

     James Coulter has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Coulter's principal occupation is as a director and Vice President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Coulter is a citizen of the United States.

     William Price has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Price's principal occupation is as a director and Vice President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Price is a citizen of the United States.

     Richard Schifter has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102 and as of counsel to Arnold & Porter, which has its business address at 1200 New Hampshire Avenue, N.W., Washington, D.C. 20036. Mr. Schifter is a citizen of the United States.

     James O'Brien has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President, Secretary, and Treasurer of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien is a citizen of the United States.

     TPG Parallel is a Delaware limited partnership, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. TPG Parallel is a limited partnership, formed in June, 1994 to invest along with TPG in securities of entities to be selected by its general partner.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) the General Partner of TPG Parallel, (ii) the General Partner of the General Partner of TPG Parallel, and (iii) each person controlling such General Partner.

     The General Partner of TPG Parallel is TPG GenPar. The General Partner of TPG GenPar is TPG Advisors. The executive officers and directors of TPG Advisors are set forth above. No other persons control TPG Parallel, TPG GenPar or TPG Advisors.

     Air Partners II is a Texas limited partnership, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Air Partners II is a limited partnership, formed in April, 1994 to invest in the securities of the Company upon its emergence from bankruptcy.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) the General Partner of Air Partners II,
(ii) the General Partner of the General Partner of Air Partners II and (iii) each person controlling such General Partner.

     The General Partner of Air Partners II is TPG GenPar. The General Partner of TPG GenPar is TPG Advisors. The executive officers and directors of TPG Advisors are set forth above. No other persons control Air Partners II, TPG GenPar or TPG Advisors.

     During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of the executive officers or directors of TPG Advisors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of such individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required by TPG to purchase the Class A Common, Class B Common and Warrants was $30,274,545. Of this amount, $29,259,625 was paid to the Company in exercise of rights to purchase securities of the Company under the Investment Agreement (as defined and described in Item 4). In addition, pursuant to the Plan, TPG received (i) 156,659 shares of Class B Common and 433,825 Warrants in exchange for shares of common stock of Old America West and (ii) 114,177 shares of Class B Common upon its payment to the Company of $1,014,920 in connection with the equity subscription rights provided to holders of Old America West securities under the Plan. All funds used by TPG to purchase the Class A Common, the Class B Common and the Warrants were obtained from the working capital of TPG, by means of contributions made by the partners of TPG in response to non-discretionary calls made by TPG GenPar on the capital committed to TPG by such partners in connection with their subscription to TPG and no part of the purchase price for the Class A Common, Class B Common or Warrants consisted of borrowed funds.

     The aggregate amount of funds required by TPG Parallel to purchase the Class A Common, the Class B Common and the Warrants was $3,050,608. Of this amount, $2,948,340 was paid to the Company in exercise of rights to purchase securities of the Company under the Investment Agreement (as defined and described in Item 4). In addition, pursuant to the Plan, TPG Parallel received (i) 15,786 shares of Class B Common and 43,714 Warrants in exchange for shares of common stock of Old America West and (ii) 11,505 shares of Class B Common upon its payment to the Company of $102,268 in connection with the equity subscription rights provided to holders of Old America West securities under the Plan. All funds used by TPG Parallel to purchase the Class A Common, the Class B Common and the Warrants were obtained from the working capital of TPG Parallel, by means of contributions made by the partners of TPG Parallel in response to non-discretionary calls made by TPG GenPar on the capital committed to TPG Parallel by such partners in connection with their subscription to TPG Parallel and no part of the purchase price for the Class A Common, Class B Common or Warrants consisted of borrowed funds.

     The aggregate amount of funds required by Air Partners to purchase the Class A Common, the Class B Common and the Warrants was $3,192,986. Of this amount, $3,085,945 was paid to the Company in exercise of rights to purchase securities of the Company under the Investment Agreement (as defined and described in Item 4). In addition, pursuant to the Plan, Air Partners received (i) 16,522 shares of Class B Common and 45,755 Warrants in exchange for shares of common stock of Old America West and (ii) 12,042 shares of Class B Common upon its payment to the Company of $107,041 in connection with the equity subscription rights provided to holders of Old America West securities under the Plan. All funds used by Air Partners II to purchase the Class A Common, the Class B Common and the Warrants were obtained from the working capital of Air Partners II, by means of contributions made by the partners of Air Partners II in response to non-discretionary calls made by TPG GenPar on the capital committed to Air Partners II by such partners in connection with their subscription to Air Partners II and no part of the purchase price for the Class A Common, Class B Common or Warrants consisted of borrowed funds.

Item 4.  Purpose of Transaction.

     The purposes for the purchase of the Class A Common, Class B Common and Warrants by the Filing Parties are to acquire a controlling interest in the Company and for general investment purposes.

     The Filing Parties intend to review continuously their equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Filing Parties may determine to increase or decrease its equity interest in the Company by acquiring additional shares of Class A Common, Class B Common or Warrants or by disposing of all or a portion of its holdings of Class A Common, Class B Common or Warrants, subject to any applicable legal and contractual restrictions on its ability to do so.

     The Filing Parties have acquired their respective interests in the Class A Common, Class B Common and Warrants as a result of the assignment by AmWest Partners, L.P. ("AmWest") of certain rights granted to AmWest under the Third Revised Investment Agreement (the "Investment Agreement") between AmWest and America West Airlines, Inc., prior to its reorganization ("Old America West"), including AmWest's right to purchase Class A Common, Class B Common and the Warrants from the Company on the Effective Date and as a result of the distribution, pursuant to the Plan, of securities of the Company in respect of the common stock of Old America West.

     AmWest and Old America West entered into the Investment Agreement on April 21, 1994. Pursuant to the Investment Agreement, AmWest agreed, in connection with and as part of the Plan, to acquire certain voting securities, debt securities and warrants of the Company. In addition, pursuant to the Investment Agreement, the Company, AmWest, the Official Creditors' Committee and the Official Equity Committee agreed to appoint a new Board of Directors for the Company, to amend the charter and by-laws of the Company and to enter into certain other agreements described in Item 6 below. Following the successful completion of the transactions contemplated by the Investment Agreement on August 25, 1994 (including the assignment by AmWest of its rights under the Investment Agreement to certain parties, including the Filing Parties), the Filing Parties own a controlling interest in the Company. A copy of the Investment Agreement is filed as an exhibit hereto and incorporated herein by reference.

     Except as set forth herein, the Filing Parties do not have any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) - (b) At the date hereof, TPG has the sole power to vote and dispose of 642,078 shares of the Class A Common, 4,155,792 shares of the Class B Common, and 1,583,688 Warrants. The Warrants entitle holders to purchase one share of the Class B Common at a price of $12.74 per share, subject to confirmation of such price by the Bankruptcy Court pursuant to a final order and to certain adjustments. The Class A Common held by TPG represents approximately 53.5% of the 1,200,000 shares of Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The Class B Common held by TPG represents approximately 9.5% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The Warrants held by TPG represent approximately 15.3% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by TPG represent approximately 12.6% of the 45,508,688 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     At the date hereof, TPG Parallel has the sole power to vote and dispose of 64,699 shares of the Class A Common, 418,758 shares of the Class B Common, and 159,580 Warrants. The Class A Common held by TPG Parallel represents approximately 5.4% of the 1,200,000 shares of Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The Class B Common held by TPG Parallel represents approximately 1.0% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The Warrants held by TPG Parallel represent approximately 1.5% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by TPG Parallel represent approximately 1.3% of the 44,084,580 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     At the date hereof, Air Partners II has the sole power to vote and dispose of 67,718 shares of the Class A Common, 438,302 shares of the Class B Common, and 167,028 Warrants. The Class A Common held by Air Partners II represents approximately 5.6% of the 1,200,000 shares of Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The Class B Common held by Air Partners II represents approximately 1.0% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The Warrants held by Air Partners II represent approximately 1.6% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by Air Partners II represent approximately 1.4% of the 44,092,028 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     As set forth in Items 5(d) and 6, the Filing Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental Airlines, Inc., a Delaware corporation ("Continental") and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, the Filing Parties, together with each of GPA, Continental and Mesa, comprise a group with the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the other. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of GPA, Continental and Mesa is contained in separate Schedules 13D being filed by each of GPA, Continental and Mesa. As a group, such parties beneficially own 1,200,000 shares of the Class A Common, 9,604,429 shares of the Class B Common, and 4,897,538 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately
21.9% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 29.7% of the 48,822,538 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, none of the Filing Parties has the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of the Filing Parties, none of the individuals named in
Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common, or of any Warrants.

     (c) Except as stated herein, no transactions in shares of Class A Common, Class B Common or Warrants were effected during the past 60 days by any Filing Party or to the best of their knowledge, any of the individuals identified in Item 2.

     (d) On August 25, 1994, the Filing Parties and Continental entered into a Priority Distribution Agreement (the "Priority Distribution Agreement"). The following is a brief description of the Priority Distribution Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The Priority Distribution Agreement provides that the Filing Parties will share with Continental certain of the proceeds from their sale or disposition of the securities of the Company covered by such agreement (including certain shares of Class A Common and Class B Common), if such sharing of proceeds is necessary to ensure that Continental receives a specified rate of return on its investment in the securities of the Company. Pursuant to the Priority Distribution Agreement, the Filing Parties have also granted Continental a right of first refusal with regard to the sale by any of the Filing Parties of any of the securities covered by such agreement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     On August 25, 1994, AmWest Genpar, Inc., a Texas corporation ("AmWest Genpar"), Apcal, L.P., a Texas limited partnership ("Apcal"), and Mesa entered into an agreement (the "Termination Agreement"), pursuant to which AmWest was dissolved. Apcal and Mesa were limited partners of AmWest; AmWest Genpar was its General Partner. The limited partners of Apcal included TPG and Continental, and TPG and Continental have agreed to and acknowledged certain provisions of the Termination Agreement and have (together with the other Filing Parties and Mesa) additionally entered into certain related assignment and assumption agreements with AmWest (copies of which agreements are attached as an exhibit hereto and incorporated herein by this reference). The following is a brief description of the Termination Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The Termination Agreement provides that AmWest assign to each of AmWest Genpar, Apcal and Mesa its rights and obligations under the Investment Agreement to purchase from the Company on the Effective Date certain shares of Class A Common, Class B Common and Warrants and that each of AmWest Genpar and Apcal assign such rights and obligations to certain of their affiliates (including the Filing Parties and Continental) in accordance with certain agreements entered into between such affiliates and AmWest. The Termination Agreement further provides that each of AmWest Genpar, Apcal and Mesa (and each of their respective affiliates to which rights to acquire securities have been assigned) assume all obligations of AmWest under the Investment Agreement in connection with the purchase of such securities. As described below, the Termination Agreement also contains certain provisions concerning the assignment and assumption of certain rights of AmWest under the Stockholders' Agreement and the Registration Rights Agreement (each as defined below).

     Pursuant to the Termination Agreement, AmWest has assigned to TPG its right under the Stockholders' Agreement to designate certain directors of the Company and their replacements, if any, provided that for as long as Mesa owns securities representing at least 2% of the aggregate voting power of the outstanding voting equity securities of the Company, TPG has agreed with Mesa to cause one person identified by Mesa, who shall be reasonably acceptable to TPG, to be included among TPG's designated directors. In addition, each of the parties to the Termination Agreement a their respective partners and affiliates have agreed to assume the obligations of AmWest under the Stockholders' Agreement concerning the voting and disposition of Class A Common and Class B Common and to be bound by the terms of the Stockholders' Agreement as they relate to such actions. The Termination Agreement also provides that AmWest assign to TPG certain of its rights under the Registration Rights Agreement (including the right to issue a notice of demand), subject to certain notice and consent requirements.

     On August 25, 1994, AmWest, the Company, Lehman Brothers Inc., a Delaware corporation ("Lehman"), Belmont Fund L.P., a Delaware limited partnership ("Belmont"), Fidelity Copernicus Fund, L.P., a Delaware limited partnership ("Copernicus"), and Belmont Capital Partners II, L.P., a Delaware limited partnership ("Belmont II"), entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The following is a brief description of the Registration Rights Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     Pursuant to the Registration Rights Agreement, the Company has agreed to file a shelf registration statement with respect to the securities issued or issuable to each of the parties thereto and their respective affiliates and to maintain effective such shelf registration statement for a period of three years from the Effective Date (the "Shelf Period"). After the Shelf Period, AmWest (or its designated assignee) may provide the Company with a notice of demand to register under the Securities Act of 1933 such securities as are included in such notice of demand or otherwise includable pursuant to the Registration Rights Agreement, for disposition in accordance with the terms of such notice of demand. The Registration Rights Agreement also provides that the parties to such agreement and their respective affiliates and assignees (including the Filing Parties) may include securities held by them in any registration of equity securities by the Company (whether or not for its own behalf), pursuant to certain limitations on such inclusion in the event that the managing underwriter of any such registration informs the Company of its belief that the amount of securities requested to be included in such registration exceeds the amount which can be sold in an acceptable price range. The Registration Rights Agreement also provides that the Company shall undertake certain specified actions with regard to the registration and offering of any securities covered by the Registration Rights Agreement and, pay stated amounts of liquidated damages to holders of registrable securities in the event of the suspension or ineffectiveness of the shelf registration statement covering such securities.

     On August 25, 1994, AmWest, GPA the Company and certain other parties entered into a Stockholders' Agreement (the "Stockholders' Agreement"). The following is a brief description of the Stockholders' Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The Stockholders' Agreement has a term of approximately three years, commencing on August 25, 1994 and ending on the date of the first annual meeting of the Company occurring after August 25, 1997. Pursuant to the Stockholders' Agreement, the parties have agreed that the Board of Directors of the Company shall consist of up to 15 members to be designated as follows: nine members to be designated by AmWest or its designated assignees; three members to be designated by the Official Creditors' Committee, provided that each such member be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the Official Equity Committee, provided that such member be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the Board of Directors of Old America West, provided that such member be reasonably acceptable to AmWest or its designated assignees; and one member to be designated by GPA for so long as GPA shall own 2% of the voting equity securities of the Company, provided that such member be reasonably acceptable to AmWest or its designated assignees. The Board of Directors of the Company has been designated in accordance with these provisions of the Stockholders' Agreement. The parties to the Stockholders' Agreement have agreed to vote, or recommend the voting of, the shares of Class A Common and Class B Common held by each of them in a manner such that the provisions of the Stockholders' Agreement will be given effect during its term and in order that both the election and removal of directors will be consistent with its provisions.

     The Stockholders' Agreement also provides that, during its term, the affirmative vote of a majority of the voting power of the outstanding shares of each of the Class A Common and Class B Common entitled to vote (excluding any shares owned by AmWest or any of its affiliates, but not, however, excluding shares owned, controlled or voted by Mesa or any of its transferees or affiliates that are not otherwise affiliates of AmWest) voting as a single class, shall be required to approve, adopt or authorize: (i) any merger or consolidation of the Company with or into AmWest or any affiliate of AmWest,
(ii) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of the Company to AmWest or any affiliate of AmWest, (iii) any transaction as a result of which AmWest or any affiliate of AmWest will, as a result of the issuance of voting securities of the Company (or securities convertible or exchangeable for such voting securities) acquire an increased percentage of the Company's voting securities, subject to certain exceptions and (iv) any related series or combination of transactions having the same direct or indirect effect as any of the foregoing. In addition, the Stockholders' Agreement obligates AmWest, its partners and affiliates not to
(a) sell or otherwise transfer any shares of Class A Common or Class B Common, if, after such transaction, the total number of shares of Class B Common beneficially owned by the transferor is less than twice the number of shares of Class A Common beneficially owned by the transferor (unless such transaction results in the sale or transfer of all of such party's Class A Common and Class B Common); and (b) sell or transfer, in a single transaction or related series of transactions, shares of Class A Common and Class B Common representing 51% or more of the combined voting power of all shares of Common Stock of the Company then outstanding without the consent of the Company, pursuant to an affirmative vote of not less than 75% of its directors and subject to certain enumerated exclusions (including, without limitation, transfers to affiliates and sales in connection with a public offering or tender offer for all shares of common stock and for the benefit of all holders of Class B Common on a pro rata basis at the same price and on the same economic terms).

     On August 25, 1994, AmWest and GPA entered into a Voting Agreement (the "GPA Voting Agreement"). The following is a brief description of the GPA Voting Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The GPA Voting Agreement provides that GPA shall vote for the nominees of AmWest or its designated assignee to the Company's Board of Directors and that AmWest (and its affiliates or assignees who receive Class A Common or Class B Common as a result of an assignment by Amwest, subject to certain enumerated exceptions) shall vote for GPA's nominees to the Company's Board of Directors, in each case, for so long as AmWest or its affiliates own 5% of the voting equity securities of the Company and GPA owns at least 2% of the voting equity securities of the Company or until August 25, 2004, whichever comes first. In addition, the GPA Voting Agreement provides that AmWest shall not transfer or assign any voting equity securities of the Company to Mesa, if after giving effect to any such transfer or assignment, Mesa shall hold 7% or more of the combined voting power of all such securities then outstanding.

     On August 25, 1994, the Filing Parties and Continental entered into a Priority Distribution Agreement, which is described in Item 5(d) above.

     There are no other contracts, understandings or agreements with respect to the securities of the Company between the Filing Parties and the other persons identified in Item 2 and any other parties.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

Exhibit 2 -- Investment Agreement

Exhibit 3 -- Priority Distribution Agreement

Exhibit 4 -- Termination Agreement

Exhibit 5 -- Assignment and Assumption Agreements

Exhibit 6 -- Registration Rights Agreement

Exhibit 7 -- Stockholders' Agreement

Exhibit 8 -- GPA Voting Agreement




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  September 6, 1994



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President


                                TPG PARALLEL I, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President


                                AIR PARTNERS II, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner

                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President
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